SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             -----------------------

                               HOST FUNDING, INC.
                            (Name of Subject Company)

                         Shares of Class A Common Stock
                         (Title of Class of Securities)

                                   441072-10-5
                                 (CUSIP Number)
                             -----------------------

                                  Robert Dixon
                         Sutter Capital Management, LLC
                          595 Market Street, Suite 2100
                         San Francisco, California 94105
                                 (415) 777-2186
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                December 22, 1999
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   None


1.           Name of Reporting Persons

             Robert E. Dixon
             Sutter Capital Management, LLC
             Sutter Opportunity Fund, LLC

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

             (a)     [ X ]
             (b)     [   ]

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

             Person                                           Source of Funds

             Robert E. Dixon                                        N/A
             Sutter Capital Management, LLC                         WC
             Sutter Opportunity Fund, LLC                           WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.           Citizenship or Place of Organization:
                                                           Citizenship or
             Person                                     State of Organization

             Robert E. Dixon                                   Canada
             Sutter Capital Management, LLC                      CA
             Sutter Opportunity Fund, LLC                        CA

7. Number of Shares Beneficially Owned by Each Reporting Person With Sole Voting Power:*

             Robert E. Dixon                                        *
             Sutter Capital Management, LLC                    22,500
             Sutter Opportunity Fund, LLC                     233,238

8.           Shared Voting Power:*

             Robert E. Dixon                                        *
             Sutter Capital Management, LLC                    22,500
             Sutter Opportunity Fund, LLC                     233,238


9.           Sole Dispositive Power*

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




             Robert E. Dixon                                        *
             Sutter Capital Management, LLC                    22,500
             Sutter Opportunity Fund, LLC                     233,238

10.          Shared Dispositive Power*

             Robert E. Dixon                                        *
             Sutter Capital Management, LLC                    22,500
             Sutter Opportunity Fund, LLC                     233,238


* Voting and dispositive power are exercised on behalf of Sutter Opportunity Fund, LLC by Sutter Capital Management, LLC, the manager of such entity. Robert E. Dixon is a controlling person of Sutter Capital Management, LLC, and thereby controls Sutter Opportunity Fund, LLC.

11. Aggregate Amount Beneficially owned by Each Reporting Person*:

             Robert E. Dixon                                  255,488
             Sutter Capital Management, LLC                    22,500
             Sutter Opportunity Fund, LLC                     233,238

*            These amounts and the  corresponding  percentages  set forth in Row
             (13) below are based on shares which may be deemed to be beneficially owned by each reporting person. However, Robert E. Dixon beneficially owns all 255,488 shares by virtue of his control of such shares, and each of the other reporting persons, by his affiliation may be deemed to beneficially own the aggregate of 255,488 shares.


12.          Check if the Aggregate Amount of Row (11) Excludes Certain Shares
             (See Instructions):  [   ]

13.          Percent of Class Represented by Amount in Row (11)*:

             Robert E. Dixon                                        11.5%
             Sutter Capital Management, LLC                            1%
             Sutter Opportunity Fund, LLC                           10.5%


14.          Type of Reporting Person (See Instructions):

             Person                                              Category

             Robert E. Dixon                                         IN
             Sutter Capital Management, LLC                          OO
             Sutter Opportunity Fund, LLC                            OO

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


Item 1.      Security and Issuer.

             This Schedule relates to shares of the Class A Common Stock (the "Shares")of HOST FUNDING, INC., a Maryland corporation (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is 6116
N. Central Expressway, Suite 1313, Dallas, Texas 75206.

Item 2.      Identity and Background.

             (a)-(c) The persons filing this statement (collectively the "Reporting Persons") are Robert E. Dixon; Sutter Capital Management, LLC; and Sutter Opportunity Fund, LLC.

              Robert E. Dixon is the principal owner and manager of Sutter Capital Management, LLC, and Sutter Capital Management, LLC is the manager of Sutter Opportunity Fund, LLC. The principal business of the Sutter Opportunity Fund, LLC is the purchase and sale of securities forinvestment purposes. The principal business address for each of the filing persons is 595 Market Street, Suite 2100, San Francisco, California 94105.

             Sutter Capital Management, LLC is a California limited liability company formed in 1998 to serve as the manager for Sutter Opportunity Fund, LLC. The managing member and controlling interest holder in Sutter Capital Management, LLC is Robert E. Dixon. In July of 1998, Mr. Dixon began buying and selling securities for his own account and that of the entity he controls, Sutter Opportunity Fund, and he has principally been engaged in that activity since that date.

             In June, 1999, after the acquisition of a significant number of the Shares by Sutter Opportunity Fund, LLC, Mr. Dixon was appointed to the Issuer's board of directors.

             (d)-(e) During the last five years,  none of the Reporting  Persons
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f) The citizenship or state of organization of each of the Reporting Persons is set forth in item 6 of the cover page of this schedule. Robert Dixon is a Canadian citizen.

Item 3.      Source and Amounts of Funds or Other Consideration.

             Sutter Opportunity Fund, LLC acquired a total of 18,583 Shares at gross price of $1.88 per Share in a tender offer beginning August 25, 1998 and ending October 14, 1998. Sutter Opportunity Fund, LLC acquired a total of 4,185 Shares at a gross price of $2.00 per Share during a tender offer commencing December 7, 1998 and ending January 15, 1999. Sutter Opportunity Fund, LLC also acquired a total of 54,550 Shares in open market transactions during the period November 23, 1998 through February 3, 1999, for prices ranging from $1 5/8 to $2 5/8 per Share.

             150,420 Shares were acquired by Sutter Opportunity Fund, LLC at a price of $3 per Share pursuant to a tender offered completed April 4, 1999. The foregoing transactions were reported in the final amendment to the Schedule 14D-1 for this tender offer filed as of that date.

             On April 9, 1999, Sutter Opportunity Fund, LLC acquired 500 Shares and Sutter Capital Management, LLC acquired 1,250 Shares, each at a price of $2.625 per Share. On April 13, 1999, Sutter Capital Management, LLC acquired 1,500 Shares, each at a price of $2.562 per Share. On June 30, 1999, upon Robert
E. Dixon's appointment as a director of ther Issuer, Sutter Capital Management, LLC was sold 10,000 shares by the Issuer in return for a promissory note, at a price of $2.50 per Share. From July 19 through July 26, Sutter Capital Management, LLC purchased 9,000 Shares in open market transactions at prices ranging from $2.062 to $2.25 per Share, and on October 28, 1999, Sutter Capital Management, LLC acquired 500 Shares at $2.125 per Share. From November 1 through

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

November 5, 1999, Sutter Opportunity Fund, LLC acquired a total of 5,000 Shares for prices ranging from $2.093 to $2.125 per Share.

             The purchase prices for the Shares purchased by Sutter Opportunity Fund, LLC were paid from its working capital. Funds used for purchases by Sutter Capital Management, LLC were provided out of the personal funds of Robert E. Dixon.

Item 4.      Purpose of Transaction.

             The Shares have been acquired for investment purposes.

Item 5.      Interest in Securities of the Issuer.

             (a) As of the date hereof, each of the Reporting Persons holds the number of Shares set forth on the cover page of this schedule.

             (b) Voting and dispositive power are exercised on behalf of Sutter Opportunity Fund, LLC by Sutter Capital Management, LLC, the manager of such entity. Robert E. Dixon is a controlling person of Sutter Capital Management, LLC, and thereby controls Sutter Opportunity Fund, LLC.

             (c) See the discussion under Items 3 and 4 above. The Issuer is conducting negotiations with Bufete Grupo Internacional ("Bufete") in connection with various proposed transactions. In order to accommodate Bufete's desire to acquire equity in the Issuer, Sutter Opportunity Fund, LLC has agreed to sell Bufete 100,000 Shares at a price of $3.50 per Share as of February 1, 2000. Under the provisions of Section 16(b) of the Securities Exchange Act of 1934, Sutter Opportunity Fund, LLC will be liable to the Issuer for any profit it is deemed to derive from transactions within six months of such sale. Sutter Opportunity Fund, LLC has nevertheless determined that the sale to Bufete is in the best interests of both the Issuer and Sutter Opportunity Fund, LLC, and will, upon consummation of the sale, disgorge to the Issuer all such profit as determined by counsel to the Issuer.

             (d) Not applicable. However, the members of Sutter Opportunity Fund, LLC have an interest in the assets, profits and losses of such entity, and thus an indirect interest in the Shares. C.E. Patterson, president of the Issuer, and president of MacKenzie Patterson, Inc., a controlling shareholder of the Issuer, has a 10% equity interest as a member of Sutter Opportunity Fund, LLC.

             (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             See the discussion under Item 5(c) above.

Item 7.      Material to be Filed as Exhibits.

             None


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


             After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:        January 7, 2000

/s/ROBERT DIXON
Robert Dixon

SUTTER CAPITAL MANAGEMENT, LLC

By:          /s/ ROBERT DIXON
             Robert Dixon, Manager

SUTTER OPPORTUNITY  FUND, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

             By:     /s/ ROBERT DIXON
                     Robert Dixon, Manager









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